                                                        EXHIBIT 32.1

                      CERTIFICATION OF 10-Q REPORT
                                  OF
                      SCOTT'S LIQUID GOLD-INC.

                      FOR THE QUARTER JUNE 30, 2009

1.   The undersigned are the Chief Executive Officer and the Chief Financial
Officer of Scott's Liquid Gold-Inc. ("Scott's Liquid Gold"). This Certification
is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.   This
Certification accompanies the 10-Q Report of Scott's Liquid Gold-Inc. for the
quarter ended June 30, 2009.

2.   We certify that such 10-Q Report fully complies with the requirements of
Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the
information contained in such 10-Q Report fairly presents, in all material
respects, the financial condition and results of operations of Scott's Liquid
Gold-Inc.

This Certification is executed as of August 13, 2009.

/s/ Mark E. Goldstein

Mark E. Goldstein
President, Chief Executive Officer
 and Chairman of the Board
Principal Executive Officer

/s/ Brian L. Boberick

Brian L. Boberick
Treasurer, Chief Financial Officer
Principal Financial Officer